Filed Pursuant to Rule 433

Registration No. 333-112708

Principal Protected Investments

■  100% Principal Protection

■  Equity Exposure

Principal Protected Investments (PPIs)

PPIs offer full principal protection if held until maturity and generally allow investors to earn returns that are tied to the performance of an underlying asset. PPIs are designed to provide investors with an investment that will protect against losses in the underlying asset at maturity, while preserving some gains from the potential appreciation of the underlying asset. PPIs may be linked to an equities, interest rates, commodities, or foreign currencies. PPIs are generally issued as registered corporate debt securities or certificates of deposit. For purposes of this brochure, we will discuss PPIs linked to the equity market and issued as registered corporate debt securities.

What Are Principal Protected Investments?

■  Corporate Debt Securities with Equity Return Potential

PPIs are generally issued as registered corporate debt securities of Bank of America Corporation (“BAC”). However, PPIs differ from conventional BAC debt securities in that investors may not receive interest payments, and they contain a derivative component. At maturity, investors will receive at least the principal amount of the PPIs.

PPIs are offered to provide investors with an opportunity to participate in the potential appreciation of one or more securities or securities indices (the “Underlying Equity”) through a supplemental return. At maturity, investors may receive a supplemental return (the “Supplemental Redemption Amount”) based primarily upon the performance of the Underlying Equity over the term of the PPI.

Why Should You Consider Principal Protected Investments?

PPIs provide investors with potential payout combinations that may not be achievable through traditional investment alternatives.

■  Capital Preservation

The principal amount of the PPIs is protected if the PPI is held until maturity. In addition, some PPIs may offer periodic interest payments or offer a minimum Supplemental Redemption Amount.

■  Growth Potential

PPIs provide investors exposure to the potential appreciation of the Underlying Equity through various supplemental return features.

Are Principal Protected Investments Right for You?

■  Are You Cautiously Bullish?

You believe that the value of the Underlying Equity will appreciate moderately over the term of the PPI, but you do not want to risk the principal amount of your investment to take that view.

■  Are You Risk Averse?

In exchange for principal protection, you are willing to forgo some or all of the long-term appreciation of the Underlying Equity.

■  Do You have a Long-Term Investment Horizon?

You have an investment time horizon equal, at a minimum, to the term of the PPI and understand that an attempt to sell the PPI prior to maturity may result in you receiving less than the principal amount invested.

If you answered yes to any of the questions above, then you may want to speak with your Financial Advisor to determine if PPIs are a suitable investment for you.

Terms and Features of Principal Protected Investments

■  Maturity

PPIs typically have a term of 3-7 years.

■  Underlying Equity

The Underlying Equity may consist of a single index or a single stock. Alternatively, the Underlying Equity may consist of a group, or “basket”, of indices, stocks, or other securities.

■  Principal Protection

100% principal protection if held until maturity.

■  Equity Participation Potential

PPIs provide potential payout combinations tied to an Underlying Equity.

Equity Participation Features

Depending upon the terms of the PPI, the formula used to determine the Supplemental Redemption Amount may be based upon a variety of factors, including:

1. The compounded quarterly returns on the Underlying Equity during the term of the PPI;

2. The average level of the Underlying Equity on each anniversary of the pricing date of the PPI until maturity; or

3. The percentage change in the level of the Underlying Equity between the pricing date of the PPI and one or more valuation dates occurring shortly before maturity.

Risks and Considerations

■  Principal Protection Terms

If an investor attempts to sell PPIs prior to maturity, the market value of the PPIs, if any, may be less than the principal amount of the PPIs. A variety of complex and interrelated factors could reduce the market value of the PPIs, including:

■  Market value of the Underlying Equity;

■  Volatility of the Underlying Equity;

■  General economic and other conditions;

■  Interest rates;

■  Time to maturity;

■  Volatility of any foreign currency which relates to the level of the Underlying Equity;

■  Dividend yield on the Underlying Equity; and

■  Earnings performance and creditworthiness of the Underlying Equity.

■  Creditworthiness of BAC

Changes in BAC’s operating results, creditworthiness, or credit ratings could reduce the market value of the PPIs.

■  Liquidity

Secondary market prices of the PPIs may be affected adversely by the inclusion in the original issuance price of the PPIs of the selling agents’ commissions and the costs of hedging BAC’s obligations under the PPIs.

■  Market Price Fluctuations

The market value of PPIs prior to maturity does not necessarily track the performance of the Underlying Equity. Principal, and the Supplemental Redemption Amount, if any, is only paid at maturity.

■  Opportunity Cost

The return at maturity may be limited to repayment of the principal and the sum of the interest paid, if any, over the life of the PPI. Also, the Supplemental Redemption Amount, if any, may not reflect the return an investor would realize had they actually owned the Underlying Equity and received dividends, if any.

■  U.S. Federal Income Taxes

A United States holder will be required to recognize interest income for United States federal income tax purposes during the term of the PPI based on an estimated “comparable yield”. In addition, gain on the sale, exchange, or other disposition of a PPI will generally be ordinary income. The offering documents for the PPI will provide additional information as to the United States federal income tax consequences of investing in a PPI. Potential investors should consult their tax advisors concerning the tax consequences of the purchase, ownership, and disposition of PPIs arising under United States federal income tax laws and the laws of any other jurisdiction.

■    ■    ■

PPIs may serve as a valuable part of a well diversified portfolio, if properly understood and applied. PPIs provide principal protection while offering potential exposure to the potential appreciation of an underlying asset. Their unique design creates an investment that may meet a variety of investor needs and concerns. PPIs are becoming a popular investment vehicle to gain exposure to traditional asset classes. As investors focus on constructing an investment portfolio tailored to their unique investment objectives, an opportunity to include a PPI in their portfolio may be uncovered.

Are Not FDIC Insured	May Lose Value	Are Not Bank Guaranteed

This information is not intended to provide and should not be relied upon for accounting, legal, regulatory or tax advice or investment recommendations. You should consult your tax, legal and accounting or other advisors about the issues discussed herein. The Investments discussed herein are not suitable for all investors. Investors should consider whether or not these products are suitable for their needs.

Additional Documents:

BAC has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this brochure relates. Before you invest, you should read those documents and the other documents that BAC has filed with the SEC for more complete information about BAC and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, BAC or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 8432).